10025651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 2 4 2010
505

Washington, DC
109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIAA-CREF Individual & Institutional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte (City) North Carolina (State) 28262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia A. Conti 704 988-4038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP.
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017-6204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia A. Conti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Signed and sworn to before me this day by
Patricia A. Conti
Date: February 18, 2010

Notary Public (Gloria Ramjohn)

My Commission Expires April 24, 2012

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TIAA-CREF Individual & Institutional Services, LLC

(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Statement of Financial Condition
December 31, 2009

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

Report of Independent Auditors

The Board of Trustees of
TIAA-CREF Individual & Institutional Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TIAA-CREF Individual & Institutional Services, LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2010

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	1,940,700
Cash segregated under regulatory requirements		53,741,632
Investments, at fair value		16,698,360
Receivable from customers		584
Receivable from clearing broker		1,700,444
Interest receivable		2,282
Due from affiliated entities		8,066,354
Deposit with clearing agency		20,004
Other assets		583,720
Total assets	$	82,754,080
Liabilities and Membership Capital		
Due to affiliated entities	$	11,958,806
Due to bank		4,725
Due to Trust Company		27,009
Cash held temporarily for customers		548,325
Other liabilities		1,071,188
Total liabilities		13,610,053
Member's capital		69,144,027
Total liabilities and member's capital	$	82,754,080

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

TIAA-CREF Individual & Institutional Services, LLC ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Effective January 1, 2004, Services was converted from a membership corporation to a single member limited liability company ("LLC").

Services maintains a contractual arrangement with Teachers Personal Investors Services, Inc. ("TPIS") to distribute insurance products and shares of various mutual funds on a retail basis for which TPIS is the principal underwriter.

Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing LLC. Services also offers investment advisory services to individuals maintaining accounts at Pershing LLC for which it is separately compensated.

Services maintains a Distribution Agreement with TIAA-CREF Life Insurance Company ("T-C Life") under which Services is the principal underwriter and distributor for market value adjustment annuity products offered by T-C Life.

Services maintains a Distribution Agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA.

Effective July 1, 2009 Services entered into an Administrative and Marketing Support Agreement with TIAA-CREF Tuition Financing, Inc. ("TFI") under which Services is compensated for assistance it provides to TFI in its role as program manager for various state tuition savings plans.

Prior to July 1, 2009 Services was party to a Shareholder Servicing Compensation Agreement with Teachers Advisors, Inc. ("TAI") under which Services performed specified administrative duties for a class of mutual funds on behalf of TAI. Effective July 1, 2009 this agreement was cancelled and TAI executed a replacement agreement directly with TIAA.

Various cash disbursements for Services are made by TIAA, which is reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing this financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financial statement was issued.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments
Investments are carried at fair value and are held at State Street Bank.

3. Cash

Approximately 98% of Services' cash is held by one money-center bank. This bank is also the custodian of Services' segregated cash.

4. Investments

As of December 31, 2009, Services owned U.S. government agency securities, carried at fair value of $2,999,730 and $13,698,630 maturing March 10, 2010 and March 17, 2010, respectively.

5. Income Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes. No benefit is recorded in the financial statements, as Services does not participate in TIAA's tax-sharing agreement, and therefore does not receive reimbursement for its taxable losses from TIAA. On a stand-alone basis Services would have a gross deferred tax asset of approximately $46 million as of December 31, 2009 derived from cumulative net operating losses. However, given Services' historical losses, a valuation allowance would be recognized as the weight of available evidence would suggest that it is more likely than not that all of the deferred tax asset would not be realized. Services files state franchise taxes and state and local income taxes on a stand-alone basis.

6. Special Reserve Bank Account

Cash of $53,741,632, which is recorded on the Statement of Financial Condition as cash segregated under federal regulations, has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 of the Securities and Exchange Commission.

Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer, and electronic payments to customers rejected by the receiving financial institutions. The Company includes cash held temporarily for customers along with amounts pending remittance to tax authorities on behalf of customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the Securities and Exchange Commission.

7. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, Services is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3 percent of aggregate indebtedness as defined. At December 31, 2009, Services had net capital of $68,337,916 which exceeded required net capital by $67,430,579 and a ratio of aggregate indebtedness to net capital of .20 to 1.

8. Commitments and Concentration of Credit Risk

The Company offers discount brokerage services through Pershing LLC (the "Clearing Broker"), on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liability with regard to the right. During the year ended December 31, 2009, the Company paid the Clearing Broker no amounts related to a counterparty's failure to fulfill its contractual obligations.

Services' retail brokerage clients conduct securities transactions on either a cash or margin basis. In margin transactions, credit is extended to customers by Pershing LLC subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to Pershing LLC. There is no maximum amount to the indemnification and no amount is accrued in these financial statements. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

The Company has recorded a provision for the anticipated costs of open regulatory actions or litigation. In the opinion of management, the ultimate disposition of such matters will not have material adverse impact on the Company's financial position, net capital or results of operations.

9. Fair Value of Financial Instruments

Investments owned are held are fair value and are considered level 2. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including Services' own assumptions in determining fair value) for the asset or liability.

Substantially all of Services' assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. Services periodically holds investment securities, typically Federal Agency Securities, with a maturity of less than one year that are considered level 2.

10. Related Party Transactions

Services incurs expenses for administrative and distribution activities related to the issuance of variable annuity contracts by College Retirement Equities Fund ("CREF") and for the distribution activities on behalf of the TIAA Real Estate Account ("REA"). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Administrative Services Agreement with CREF and a Distribution Agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Services distributes tuition savings plans, insurance products, and shares of various affiliated mutual funds on a retail basis under agreements with TPIS, TFI, T-C Life, TAI and TIAA. Additionally, Services distributes mutual funds to participants of TIAA and CREF as well as offers brokerage services to customers that are cleared through Pershing LLC. At December 31, 2009, due from other affiliated entities consists of $4,985,030 from CREF, $980,355 from TPIS, $1,876,324 from TFI, $216,769 from T-C Life and $7,876 from TAI related to the distribution of tuition savings plans, insurance products and mutual funds and a payable to REA of $39,631.

Virtually all cash disbursements for operating expenses incurred by Services are paid by TIAA, which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement with TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. In accordance with the agreement between Services and TIAA, Services is not obligated to pay TIAA for any expenses until and unless the associated revenue is received. At December 31, 2009, $11,919,175 is due to TIAA related to such expenses.

Services has an agreement with the TIAA-CREF Trust Company ("Trust Company") under which the Trust Company provides custodial services on certain types of mutual fund customer accounts for Services, which are included in Services distribution expenses. At December 31, 2009, Payable to Trust Company totaled $27,009 for Brokerage custody fees.